Exhibit 99.1

Goldcorp Announces Completion of the Formation of a 50/50 Joint Venture With Barrick

VANCOUVER, June 9, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") today announced that it has closed the previously announced transactions that resulted in the formation of a 50/50 joint venture with Barrick Gold Corporation ("Barrick") in the Maricunga District in Chile.

Under the terms of the transactions and the previously announced offer to acquire Exeter Resource Corporation ("Exeter"), Goldcorp and Barrick will jointly control more than 20,000 hectares of mineral properties in the Maricunga District with the Cerro Casale and Caspiche deposits.

Cerro Casale and Caspiche currently report the following mineral reserves and resources:

Cerro Casale1 (100% basis)

	Tonnes (Mt)	Au (g/t)	Contained Au (Moz)	Cu (%)	Contained Cu (Blbs)	Ag (g/t)	Contained Ag (Moz)
Proven & Probable	1,197.6	0.60	23.2	0.22	5.8	1.52	58.7
Measured & Indicated	296.6	0.35	3.4	0.16	1.1	1.07	10.2
Inferred	495.4	0.38	6.0	0.19	2.1	1.04	16.5

Caspiche2 (100% basis)

	Tonnes (Mt)	Au (g/t)	Contained Au (Moz)	Cu (%)	Contained Cu (Blbs)	Ag (g/t)	Contained Ag (Moz)
Measured & Indicated	1,403.6	0.51	23.0	0.19	5.9	1.20	54.2
Inferred	198.1	0.29	1.8	0.12	0.5	0.91	5.8

Advisors and Counsel

Goldcorp's financial advisor was TD Securities and its legal advisors for the transaction were McCarthy Tetreault LLP in Canada, Neal, Gerber Eisenberg LLP in the United States and Cariola Díez Pérez-Cotapos in Chile. Goldcorp's Canadian legal advisor for the Exeter transaction is Cassels, Brock & Blackwell LLP.

The scientific and technical information contained in this news release has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Goldcorp or Exeter.  The full details of the offer to purchase are set out in the take-over bid circular, the notice of extension and variation and accompanying offer documents, which are available on SEDAR at www.sedar.com under Exeter's profile and in a registration statement on Form F-10, as amended, which contains a prospectus relating to the offer, and a tender offer statement on Schedule TO, as amended, filed by Goldcorp with the Securities and Exchange Commission (the "SEC"). Materials filed with the SEC are available electronically without charge at the SEC's website at www.sec.gov. Documents may also be obtained free of charge from the Goldcorp by contacting the Information Agent, Kingsdale Advisors at 1-866-851-2743. INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE OFFER.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Footnote:

1 Refer to Barrick and Kinross' websites for further information on the Cerro Casale mineral reserves and mineral resources estimates (figures have been aggregated and rounded):
http://www.barrick.com/files/quarterly-reports/2016/Barrick-2016-Reserves-Resources.pdf; http://s2.q4cdn.com/496390694/files/doc_downloads/reserves_and_resources/Kinross-Annual-Mineral-Reserve-and-Resource-Statement.pdf

2 The mineral resource estimate for Caspiche has been derived from Exeter's technical report entitled  "Amended NI 43-101 Technical Report on the Caspiche Project" dated December 19, 2014, a copy of which is available on Exeter's website at (figures have been rounded):
http://exeterresource.com/site/wp-content/uploads/2013/07/Exeter_TR_Caspiche_Dec_2014.pdf

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the transactions, the development of the Cerro Casale and Caspiche projects, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the benefits expected from the transactions not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/09/c1622.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 16:47e 09-JUN-17